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                              [ACCURIDE LETTERHEAD]

                               7140 Office Circle
                            Evansville, Indiana 47715

September 5, 2001

RE: MANAGEMENT EQUITY PLAN (MEP)

DEAR MEP PARTICIPANT:

     The purpose of this letter is twofold. First, I want to confirm how we have performed relative to the Plan during the first three years. Second, I am announcing a change for the balance of the Plan.

     Looking back on Plan Years 1998 and 1999, you will recall that the Time and Performance Options were fully vested according to the planned schedule. In terms of Plan Year 2000, while our Time Options vested in the normal course, we were not able to achieve our EBITDA targets and the vesting of our Performance Options should have been zero based upon pure financial performance. However, like the generous treatment applied to Accuride's 2000 Annual Incentive Compensation Plan, the Board made a special, one time allowance taking us to Threshold level and allowing the vesting of 50% of our 2000 Performance Options.

     Looking ahead, I am happy to announce that we are implementing some modifications and improvements to the Plan on a going forward basis. Due to the unprecedented downturn of the heavy/medium truck industry and the related unlikely achievement of our performance objectives, we have designed an option exchange program. Under this program, we will offer to exchange any of your unvested performance-based options (excluding those not vested in 2000) for new time-based options which we will grant under our 1998 Stock Purchase and Option Plan. You may tender (surrender) all or any portion of these options to the Company in exchange for the same number of new time-based options. You also have the right to choose not to tender any of your options. The number of shares of common stock subject to new options to be granted to each option holder will be equal to the number of shares subject to the options tendered by such option holder and accepted for exchange. The number of shares of common stock subject to the new options will be adjusted for any stock splits, stock dividends and similar events completed prior to the issuance of the new options. We will grant the new options on or about the first business day which is at least six months and one day following the date we accept and cancel the tendered options. If we accept and cancel the tendered options on October 3, 2001 as currently scheduled, we will grant the new options on or about April 4, 2002.

     You must be an employee of the Company or one of its consolidated subsidiaries from the date you tender options continuously until the date we grant the new options in order to receive new options. If you do not remain an employee, you will not receive any new option or any other consideration for the options tendered by you and canceled by the Company.

     The per share exercise price of all new options will equal the fair market value of our common stock on the date we grant the new options as determined by our board of directors at their discretion.

     The new options will vest based solely on a four-year vesting schedule that will begin on the date we grant the new options. Unlike the tendered options, the new options will not vest based upon the attainment of performance criteria. For each option holder, so long as you continue to be an employee of the Company or one of its consolidated subsidiaries on each vesting date, your right to exercise the new options will vest as follows:

     o your right to purchase 25% of the shares subject to the new options will vest on the first anniversary of the grant date;

     o your right to purchase an additional 25% of the shares subject to the new options will vest on the second anniversary of the grant date;
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     o    your right to purchase an additional 25% of the shares subject to the new options will vest on the third anniversary of the grant date; and

     o your right to purchase the remaining 25% of the shares subject to the new options will vest on the fourth anniversary of the grant date.

In addition, your new options will fully vest upon a change of control of the Company.

     The new options will be subject to the terms of the 1998 option plan and a new option agreement between you and us. If we accept your options for exchange, we will forward the new option agreement to you promptly following the issuance of the new options.

     The Board of Directors makes no recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision whether to tender your options.

     The Company's offer is being made under the terms and subject to the conditions of an offer to exchange and a related letter of transmittal which are enclosed with this letter. You should carefully read the entire offer to exchange and letter of transmittal before you decide whether to tender all or any portion of your options. A tender of options involves risks which are discussed in the offer to exchange. To tender options, you will be required to properly complete and return to us the letter of transmittal and any other documents specified in that letter by the expiration date of the Company's offer.

     If you have any questions about the offer, please contact either Robin Hamme at (812) 962-5020 or David K. Armstrong at (812) 962-5059.

     We thank you for your continued efforts on behalf of Accuride Corporation.


                                        Sincerely,


                                        William P. Greubel
                                        Chief Executive Officer


Enclosures


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